SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2005

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      T

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated August 22, 2005 filed by the Company with the Comisión Nacional de Valores:

By letter dated August 22, 2005, the Company reported the following resolutions taken at the general ordinary shareholders’ meeting held on August 2, 2005:

The Shareholders of ALTO PALERMO S.A. (APSA), holders of common book-entry shares with a nominal value of Pesos 0.10 each and registered as such in the Book of Shareholders’ Meeting Attendance kept by the Company, hold this Ordinary General Shareholders’ Meeting in the Company’s premises situated in Bolívar 108, First Floor, City of Buenos Aires, at 13:05 noon, on this second day of the month of August 2005. The Meeting is chaired by Mr. Eduardo Sergio Elsztain and also in attendance are the Directors Gabriel Adolfo Gregorio Reznik, the Regular Syndic, Andrés Suarez and the representative of the Buenos Aires Stock Exchange, Dr. Nora Lavorante.

The person representing to the Shareholder IRSA suggested that the Shareholder Parque Arauco Argentina S.A. (PAASA) be allowed to participate in the meeting even though its certificate was not filing on time. The participation of PAASA is fully accepted.

Given the absence of objections to the meeting, the Chairman calls the meeting to order with four depositor shareholders in attendance, all of whom attend the meeting by proxy and represent in the aggregate 539,128,340 ordinary book-entry shares with a nominal value of $ 0.10 each and with a right to 539,128,340 votes equivalent to 69.08% of the Company’s capital stock, i.e. $53,912,834.

It is put on record that the Shareholders’ Meeting being held is an Ordinary Shareholders’ Meeting. The first point of the agenda “Appointment of two shareholders to approve and sign the Shareholders’ Meeting” is submitted to consideration by the Shareholders’ Meeting.

IRSA’s representative motions for the appointment of PARQUE ARAUCO ARGENTINA S.A. (PAASA) and IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA (IRSA) shareholders to approve and sign the minutes of the Shareholders’ Meeting. The votes having been cast, the motion was unanimously approved, with 501,785,429 shares voting in favor and 37,342,920 abstentions on the part of the shareholder The Bank Of New York.-

Next, the second and last points in the agenda are submitted to the consideration of the Shareholders’ Meeting: “Review of the US rules and regulations applicable to the Company by reason of its shares being listed in the US market. Consideration of the exceptions applicable to foreign companies. If appropriate, adaptation of the Board of Directors to conform to such regulations and election of regular members in accordance with the regulatory requirements mentioned. Authorizations.”

Having the floor, the Chairman announces that as the shareholders are aware, APSA not only operates within the Argentine public offering regime but also has securities listed in the US market.-

Therefore, the Company is subject to all the rules and regulations applicable to the capital markets in its capacity as foreign company.-

In that respect, the Chairman emphasizes that the Board of Directors has been implementing a number of measures aimed at complying with such rules and regulations. Among other requirements, these rules provide for the establishment of an Audit Committee and in that respect, that all the members should be independent directors, including the expert in finance, that a Code of Ethics should be put together, that whistleblower procedures should be put in place, that audit services should be subject to “prior approval” and that the Company should also have an area responsible for Internal Audit issues.-

In order to adequately interpret the requirement imposed by foreign legislation, the Board of Directors has made all appropriate consultations and relied on the advisory services rendered by the law firm Simpson, Thacher & Bartlett of the United States of America.

Based on this prior discussion and notwithstanding the fact that APSA is a foreign company from the point of view of the US market, the composition of the Board of Directors has to be reviewed and a determination is to be made as to whether to fall within the scope of the exception specifically provided for in US legislation or either to comply with such rules and regulations, and for that purpose, such decision is to be submitted to the consideration by the Shareholders’ Meeting, as it is the Company’s governance body inherently responsible for the appointment of the Board of Directors. Such decision is hereby submitted to the Meeting.-

IRSA´s representative takes the floor and expresses that pursuant to the information available through the different communication channels used by the Company to disclose corporate information and given the information hereby supplied by the Chairman, she motions for the Meeting to:

1.	Approve the Board of Director’s past performance in relation to compliance with local and foreign rules and regulations

2.	Delegate in the Board of Directors and the Supervisory Committee the powers required to comply with any current rules and regulations applicable to the Company;

3.	To abstain from introducing any changes with regard to the composition of the Board of Directors and to appoint independent directors for the Auditors Committee, without resorting to the applicable exception to foreign companies.

Having been submitted to a vote, the motion was unanimously approved with 501,785,429 shares voting in favor and 37,342,920 abstentions on the part of shareholder The Bank of New York.-

As there was no further business to discuss, the meeting rose at 13:15.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Responsible of Relationships with the markets

Dated: August 25, 2005